UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 02, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Publication of Supplementary Prospectus dated 01 December 2014
Exhibit No. 2	Publication of Supplementary Prospectus dated 01 December 2014
Exhibit No. 3	Total Voting Rights dated 01 December 2014
Exhibit No. 4	Publication of Final Terms dated 02 December 2014
Exhibit No. 5	Proposed Placing dated 03 December 2014
Exhibit No. 6	Results of Placing dated 04 December 2014
Exhibit No. 7	Publication of Final Terms dated 08 December 2014
Exhibit No. 8	Publication of Final Terms dated 08 December 2014
Exhibit No. 9	Publication of Final Terms dated 08 December 2014
Exhibit No. 10	Publication of Final Terms dated 08 December 2014
Exhibit No. 11	Publication of Final Terms dated 08 December 2014
Exhibit No. 12	Publication of Final Terms dated 08 December 2014
Exhibit No. 13	Publication of Final Terms dated 08 December 2014
Exhibit No. 14	Publication of Final Terms dated 08 December 2014
Exhibit No. 15	Publication of Final Terms dated 08 December 2014
Exhibit No. 16	Publication of Final Terms dated 08 December 2014
Exhibit No. 17	Publication of Supplementary Prospectus dated 09 December 2014
Exhibit No. 18	Publication of Final Terms dated 09 December 2014
Exhibit No. 19	Publication of Final Terms dated 09 December 2014
Exhibit No. 20	Publication of Final Terms dated 09 December 2014
Exhibit No. 21	Additional Listing dated 11 December 2014
Exhibit No. 22	Director/PDMR Shareholding dated 16 December 2014
Exhibit No. 23	Holding(s) in Company dated 18 December 2014
Exhibit No. 24	Publication of Final Terms dated 19 December 2014
Exhibit No. 25	Publication of Final Terms dated 19 December 2014
Exhibit No. 26	Publication of Final Terms dated 19 December 2014
Exhibit No. 27	Director/PDMR Shareholding dated 22 December 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: January 02, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: January 02, 2015
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

 Publication of Supplement

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

COMBINED SUPPLEMENT 9/2014 dated 24 November 2014 (the "Supplement") to the following registration document (the "Registration Document") and base prospectuses (each a "Base Prospectus"and together, the "Base Prospectuses"):

1) Registration Document;
2) GSSP Base Prospectus 8;
3) iPath® Commodity Index Linked Exchange Traded Notes Base Prospectus;
4) GSSP Base Prospectus 2;
5) GSSP Base Prospectus 5; and
6) iPath® Commodity Index Linked Exchange Traded Notes Base Prospectus.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/supplements/UKLA%20Combined%20Supplement%209_2014%20v3%20CL%20FINAL.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement or any Base Prospectus or Registration Document to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY BASE PROSPECTUS OR REGISTRATION DOCUMENT MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH BASE PROSPECTUS OR REGISTRATION DOCUMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY BASE PROSPECTUS OR REGISTRATION DOCUMENT CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Base Prospectus or Registration Document may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Base Prospectus or Registration Document) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Base Prospectus or Registration Document you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Base Prospectus or Registration Document or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Base Prospectus or Registration Document you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Base Prospectus or Registration Document and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Base Prospectus or Registration Document to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Base Prospectus or Registration Document, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 2

Publication of Supplement

The following supplementary prospectus has been approved by the Commission de Surveillance du Secteur Financier in its capacity as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

COMBINED SUPPLEMENT 9/2014 dated 24 November 2014 (the "Supplement") to the following prospectuses (each a "Prospectus" and together, the "Prospectuses"):

1) GSSP Base Prospectus 6;
2) GSSP Base Prospectus 9;
3) GSSP Base Prospectus 11.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/supplements/Microsoft%20Word%20-%20CSSF%20Combined%20Supplement%209_2014%20v4%20CLEAN%20FINAL.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement, or any Prospectus to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Prospectus to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Prospectus, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 3

1 December 2014

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 28 November 2014, Barclays PLC's issued share capital consists of 16,480,473,496 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,480,473,496) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 4

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of €600,000,000 Floating Rate Notes due 2016 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6348Y_1-2014-12-2.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 13 August 2014, as supplemented on 8 September 2014 and 4 November 2014, relating to the above programme (the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction.Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 5

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT.

PROPOSED PLACING OF UP TO 8,266,290 EXISTING ORDINARY SHARES IN MERLIN ENTERTAINMENTS PLC ("MERLIN" OR "COMPANY")

Certain Merlin persons discharging managerial responsibilities ("PDMRs"), other employees and their related interests (the "Sellers") have today indicated their intention to sell up to 8,266,290 ordinary shares in Merlin (the "Placing Shares"). Nick Varney (Chief Executive Officer) is not participating in the Placing. Post Placing all PDMRs are expected to retain at least 75% of the shares that they held pre Placing. The Placing Shares represent approximately 0.8% of the Company's issued share capital. Merlin will not receive any proceeds from the sale.

The Placing Shares are proposed to be offered by way of an accelerated bookbuild (the "Placing"), which will be launched immediately following this announcement. Barclays Bank PLC, acting through its investment bank ("Barclays") and Citigroup Global Markets Limited ("Citigroup") are acting as joint bookrunners on the transaction.

The Placing Shares, in all respects, rank pari passu with the Company's ordinary shares.

The final number of Placing Shares to be placed will be agreed at the close of the bookbuild process, and the results of the Placing will be announced as soon as practicable thereafter. The timings for the close of the bookbuild process, pricing and allocations are at the absolute discretion of Barclays and Citigroup.

Immediately prior to the launch of the Placing, Merlin's PDMRs, employees and their related interests were interested, in aggregate, in 42,116,598 ordinary shares in the capital of the Company, representing approximately 4.2% of the Company's issued share capital.

Enquiries:

Barclays +44 (0)20 7623 2323
Chris Madderson

Citigroup +44 (0)20 7986 0015
  Ronan Veale

THIS MESSAGE AND THE INFORMATION CONTAINED HEREIN IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN THE UNITED STATES, CANADA, AUSTRALIA, SOUTH AFRICA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.  THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM UNITED STATES REGISTRATION REQUIREMENTS. NO PUBLIC OFFER OF SECURITIES IS TO BE MADE IN THE UNITED STATES AND NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT MAY BE TAKEN, TRANSMITTED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA), CANADA, SOUTH AFRICA OR JAPAN. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES, CANADIAN, SOUTH AFRICAN OR JAPANESE SECURITIES LAWS.

THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT PERSONS WHO ARE (1) QUALIFIED INVESTORS WITHIN THE MEANING OF DIRECTIVE 2003/71/EC AND ANY RELEVANT IMPLEMENTING MEASURES (THE "PROSPECTUS DIRECTIVE") AND (2) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER") OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D)  ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC") OF THE ORDER OR ARE PERSONS TO WHOM AN OFFER OF THE PLACING SHARES MAY OTHERWISE LAWFULLY BE MADE.

THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING, NOR AN OFFER TO SELL OR TO SUBSCRIBE, NOR A SOLICITATION TO OFFER TO PURCHASE OR TO SUBSCRIBE SECURITIES IN ANY JURISDICTION. THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFERING OR SALE OF THE SECURITIES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. NO ACTION HAS BEEN TAKEN BY THE SELLERS OR ANY OF THE BOOKRUNNERS OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD, OR WHICH IS INTENDED TO, PERMIT A PUBLIC OFFER OF THE SECURITIES IN ANY JURISDICTION OR POSSESSION OR DISTRIBUTION OF THIS ANNOUNCEMENT OR ANY OTHER OFFERING OR PUBLICITY MATERIAL RELATING TO THE SECURITIES IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY THE SELLERS OR ANY OF THE BOOKRUNNERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY APPLICABLE RESTRICTIONS.

WITH RESPECT TO THE MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHICH HAVE IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH A "RELEVANT MEMBER STATE"), NO ACTION HAS BEEN UNDERTAKEN OR WILL BE UNDERTAKEN TO MAKE AN OFFER TO THE PUBLIC OF THE SHARES SOLD BY THE INVESTORS REQUIRING A PUBLICATION OF A PROSPECTUS IN ANY RELEVANT MEMBER STATE. AS A CONSEQUENCE, THE SHARES MAY ONLY BE OFFERED OR SOLD IN ANY RELEVANT MEMBER STATE PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS DIRECTIVE.

NO PROSPECTUS OR OFFERING DOCUMENT HAS BEEN OR WILL BE PREPARED IN CONNECTION WITH THE OFFER. ANY INVESTMENT DECISION TO BUY SECURITIES IN THE OFFER MUST BE MADE SOLELY ON THE BASIS OF PUBLICLY AVAILABLE INFORMATION. SUCH INFORMATION IS NOT THE RESPONSIBILITY OF AND HAS NOT BEEN INDEPENDENTLY VERIFIED BY ANY OF THE SELLERS OR THE BOOKRUNNERS OR ANY OF THEIR RESPECTIVE AFFILIATES.

BARCLAYS AND CITIGROUP ARE AUTHORISED BY THE PRUDENTIAL REGULATORY AUTHORITY AND REGULATED BY THE FINANCIAL CONDUCT AUTHORITY AND PRUDENTIAL REGULATORY AUTHORITY, ARE ACTING FOR THE BOOKRUNNERS ONLY IN CONNECTION WITH THE OFFER AND WILL NOT WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN THE SELLERS FOR PROVIDING THE PROTECTIONS OFFERED TO THE RESPECTIVE CLIENTS OF BARCLAYS OR CITIGROUP, NOR FOR PROVIDING ADVICE IN RELATION TO THE PLACING OR ANY MATTERS REFERRED TO IN THIS ANNOUNCEMENT.

Exhibit No. 6

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT.

PLACING OF 8,266,290 EXISTING ORDINARY SHARES IN MERLIN ENTERTAINMENTS PLC ("MERLIN" OR "COMPANY")

Further to the announcement released on 3 December 2014, certain Merlin persons discharging managerial responsibilities ("PDMRs"), other employees and their related interests (the "Sellers") announce that they have sold an aggregate of 8,266,290 ordinary shares in Merlin at a price of 383.9 pence per share (the "Placing"), raising aggregate gross sale proceeds of approximately £31.7 million through the Placing. Merlin will not receive any proceeds from the sale.

Following completion of the Placing, Merlin's PDMRs, employees and their related interests will hold 33,850,308 ordinary shares in Merlin, representing approximately 3.3% of the Company's issued ordinary shares.

The proceeds of the Placing are payable in cash on usual settlement terms, and closing of the Placing is expected to occur on a T+2 basis on 8 December 2014.

Barclays Bank PLC, acting through its investment bank ("Barclays") and Citigroup Global Markets Limited ("Citigroup") acted as joint bookrunners on the transaction.

Enquiries:

Barclays +44 (0)20 7623 2323
Chris Madderson

Citigroup +44 (0)20 7986 0015
   Ronan Veale

THIS MESSAGE AND THE INFORMATION CONTAINED HEREIN IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN THE UNITED STATES, CANADA, AUSTRALIA, SOUTH AFRICA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.  THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM UNITED STATES REGISTRATION REQUIREMENTS. NO PUBLIC OFFER OF SECURITIES IS TO BE MADE IN THE UNITED STATES AND NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT MAY BE TAKEN, TRANSMITTED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA), CANADA, SOUTH AFRICA OR JAPAN. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES, CANADIAN, SOUTH AFRICAN OR JAPANESE SECURITIES LAWS.

THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT PERSONS WHO ARE (1) QUALIFIED INVESTORS WITHIN THE MEANING OF DIRECTIVE 2003/71/EC AND ANY RELEVANT IMPLEMENTING MEASURES (THE "PROSPECTUS DIRECTIVE") AND (2) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER") OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D)  ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC") OF THE ORDER OR ARE PERSONS TO WHOM AN OFFER OF THE PLACING SHARES MAY OTHERWISE LAWFULLY BE MADE.

THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING, NOR AN OFFER TO SELL OR TO SUBSCRIBE, NOR A SOLICITATION TO OFFER TO PURCHASE OR TO SUBSCRIBE SECURITIES IN ANY JURISDICTION. THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFERING OR SALE OF THE SECURITIES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. NO ACTION HAS BEEN TAKEN BY THE SELLERS OR ANY OF THE BOOKRUNNERS OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD, OR WHICH IS INTENDED TO, PERMIT A PUBLIC OFFER OF THE SECURITIES IN ANY JURISDICTION OR POSSESSION OR DISTRIBUTION OF THIS ANNOUNCEMENT OR ANY OTHER OFFERING OR PUBLICITY MATERIAL RELATING TO THE SECURITIES IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY THE SELLERS OR ANY OF THE BOOKRUNNERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY APPLICABLE RESTRICTIONS.

WITH RESPECT TO THE MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHICH HAVE IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH A "RELEVANT MEMBER STATE"), NO ACTION HAS BEEN UNDERTAKEN OR WILL BE UNDERTAKEN TO MAKE AN OFFER TO THE PUBLIC OF THE SHARES SOLD BY THE INVESTORS REQUIRING A PUBLICATION OF A PROSPECTUS IN ANY RELEVANT MEMBER STATE. AS A CONSEQUENCE, THE SHARES MAY ONLY BE OFFERED OR SOLD IN ANY RELEVANT MEMBER STATE PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS DIRECTIVE.

NO PROSPECTUS OR OFFERING DOCUMENT HAS BEEN OR WILL BE PREPARED IN CONNECTION WITH THE OFFER. ANY INVESTMENT DECISION TO BUY SECURITIES IN THE OFFER MUST BE MADE SOLELY ON THE BASIS OF PUBLICLY AVAILABLE INFORMATION. SUCH INFORMATION IS NOT THE RESPONSIBILITY OF AND HAS NOT BEEN INDEPENDENTLY VERIFIED BY ANY OF THE SELLERS OR THE BOOKRUNNERS OR ANY OF THEIR RESPECTIVE AFFILIATES.

BARCLAYS AND CITIGROUP ARE AUTHORISED BY THE PRUDENTIAL REGULATORY AUTHORITY AND REGULATED BY THE FINANCIAL CONDUCT AUTHORITY AND PRUDENTIAL REGULATORY AUTHORITY, ARE ACTING FOR THE BOOKRUNNERS ONLY IN CONNECTION WITH THE OFFER AND WILL NOT WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN THE SELLERS FOR PROVIDING THE PROTECTIONS OFFERED TO THE RESPECTIVE CLIENTS OF BARCLAYS OR CITIGROUP, NOR FOR PROVIDING ADVICE IN RELATION TO THE PLACING OR ANY MATTERS REFERRED TO IN THIS ANNOUNCEMENT.

Exhibit No. 7

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 15 October 2014 relating to GBP 5,000,000 Warrant Linked Securities  due October 2020 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS1099442540) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-final-terms/2014/NX000158998.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2014 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 8

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated  01 September 2014 relating to GBP 10,000,000 Warrant Linked Securities  due September 2020 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS1069390802) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-final-terms/2014/IXS1069390802_F_PC_N_v2_cln.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2014 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 9

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 4 December 2014 relating to GBP 1,500,000 Warrant Linked Securities  due January 2021 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS1113728296) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-final-terms/2014/IXS1113728296_F_PC_N.PDF

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2014 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 10

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 2 December 2014 relating to GBP 20,000,000 Warrant Linked Securities  due December 2020 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS1113707027) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-final-terms/2014/IXS1113707027_F_PC_N.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2014 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 11

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 14 August 2014 relating to EUR 30,000,000 Floating Rate Securities  due August 2021 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS1068797536) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-final-terms/2014/IXS1068797536_F_PC_N_v2.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 8 dated 23 January 2014 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 12

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 14 November 2014 relating to GBP 10,000,000 Warrant Linked Securities due November 2020 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS1113649153) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-final-terms/2014/IXS1113649153_F_PC_N.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2014 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 13

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 26 September 2014 relating to GBP 1,500,000 Warrant Linked Securities  due November 2020 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS1087545759) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-final-terms/2014/IXS1087545759_F_PC_N.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2014 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 14

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 16 October 2014 relating to GBP 5,000,000 Securities due October 2020 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS1099431345) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-final-terms/2014/NX000158836%20BP%20Range%20Accrual.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 2 dated 6 June 2014 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 15

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 15 August 2014 relating to GBP 10,000,000 Index Linked Securities  due August 2020 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS1068800777) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-final-terms/2014/IXS1068800777_F_PC_Nv2.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 2 dated 6 June 2014 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 16

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 31 July 2014 relating to GBP 1,500,000 Warrant Linked Securities due September 2020 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS1068115630) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/senior-securities-documentation/prospectuses-and-final-terms/IXS1068115630_F_PC_N.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2014 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 17

Publication of Supplement

The following supplement has been approved by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in its capacity as competent authority in the Federal Republic of Germany and is available for viewing:

Supplement dated 28 November 2014 (the "Supplement") to the following base prospectuses (each a "Base Prospectus" and together, the "Base Prospectuses"):

1. 2nd Supplement to the Base Prospectus dated 27 October 2014 (Prosper Base Prospectus A)

2. 5th Supplement to the Base Prospectus dated 1 July 2014 (RSSP Base Prospectus A)

3. 4th Supplement to the Base Prospectus dated 14 July 2014 (RSSP Base Prospectus B)

4. 4th Supplement to the Base Prospectus dated 14 July 2014 (RSSP Base Prospectus D)

5. 5th Supplement to the Base Prospectus dated 16 June 2014 (RSSP Base prospectus F)

6. 8th Supplement to the Base Prospectus dated 12 November 2013 (RSSP Base Prospectus G)

7. 6th Supplement to the Base Prospectus dated 13 May 2014 (RSSP Base Prospectus H)

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/supplements/A19073456%20v3%200%20Barclays_Suppl_RSSP_DE.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 18

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated  22 September 2014 relating to GBP 7,500,000 Warrant Linked Securities  due September 2020 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS1087517972) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-final-terms/2014/IXS1087517972_F_PC_N.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2014 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 19

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 20 August 2014 relating to GBP 5,000,000 Warrant Linked Securities due August 2020 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS1068836292) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-final-terms/2014/IXS1068836292_F_PC_N.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2014 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 20

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 3 December 2014 relating to EUR 3,000,000 Securities due December 2022 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS1113683681) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-final-terms/2014/IXS1113683681_F_PC_N.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 2 dated 6 June 2014 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 21

11 December 2014

Barclays PLC - Additional Listing

Barclays PLC (the Company) confirms the allotment and issue of 12,727,277 ordinary shares of 25 pence each in the Company (the Shares), at a price of 233.87 pence per Share, to shareholders who are participants in the Company's Scrip Dividend Programme (the Programme) in respect of a dividend for the year ending 31 December 2014 payable on 12 December 2014.  The Shares issued rank equally with existing issued ordinary shares.

Application has been made to the Financial Conduct Authority (FCA) for the Shares to be admitted to the Official List and to the London Stock Exchange for the Shares to be admitted to trading.  Dealings in the Shares are expected to commence on 12 December 2014.

In accordance with Listing Rule 9.6.1, copies of the following documents relating to the Programme were submitted to the National Storage Mechanism on 6 June 2013 and are available for inspection at www.hemscott.com/nsm.do;

• Chairman's letter and Q&A document;
• Terms and Conditions of the Programme; and
• Scrip Dividend Mandate Form.

For further information, please contact:

The Barclays Shareholder Helpline:
0871 384 2055*
+44 121 415 7004

* Calls cost 8p per minute plus network extras.  Lines are open 8.30am to 5.30pm UK time, Mondays to Fridays, excluding UK Public Holidays.

Exhibit No. 22

16 December 2014

Barclays PLC (the "Company")

Notification of transactions by Director/Persons Discharging Managerial Responsibility ("PDMR"): Disclosure and Transparency Rule 3.1.4R (1)(a)

The Company announces the following transactions by PDMRs in the ordinary shares in the Company (the "Shares"):

1.  The allocation of Shares to PDMRs representing payment of the role based pay component ("Role Based Pay") of their fixed remuneration was notified to the Company on 15 December 2014.  Role Based Pay is payable quarterly and is subject to a holding period with restrictions lifting over five years (20% each year). Shares labelled as Role Based Pay in the tables below represent the component of Role Based Pay for the applicable Executive Director or other PDMR for the three months to 31 December 2014.

    Role Based Pay is a class of fixed pay introduced to comply with the EU's Capital Requirements Directive IV which requires remuneration provisions to include a maximum ratio between fixed and variable remuneration for a number        of senior employees.  A maximum ratio of 1:2 (fixed to variable) was approved by shareholders at the Company's AGM on 24 April 2014.

2.  The release of Shares to Bob Hoyt on 15 December 2014 under the Joiners Share Value Plan ("JSVP"), representing a partial vesting of a buy-out award granted to him in respect of awards he forfeited as a result of accepting employment with Barclays.

3. The reinvestment of the third interim dividend for the year ended 31 December 2014 in shares (the "Reinvestment") on behalf of PDMRs was notified to the Company on 15 December 2014.

The number of shares received by Directors and Other PDMRs is as follows:

Directors	Shares held before the transaction	Date of transaction	Shares allocated or released to PDMR	Price per Share on date of allocation or release	Shares deducted to cover tax liabilities1	Balance of Shares held
	A		B		C	A+B-C
Non-Executive Directors
Crawford Gillies - Reinvestment	51,896	12.12.14	214	£2.3387	-	52,110
Diane de Saint Victor - Reinvestment	12,903	12.12.14	11	£2.3387	-	12,914
Frits van Paasschen2 - Reinvestment	10,527	12.12.14	8	$3.72	-	10,535
Sir David Walker - Reinvestment	138,321	12.12.14	430	£2.3387	-	138,751
Executive Directors
A Jenkins3 - Role Based Pay - Reinvestment	4,107,667	15.12.14 12.12.14	102,097 78	£2.3262 £2.3387	47,986	4,161,856
T Morzaria - Role Based Pay	393,846	15.12.14	80,603	£2.3262	37,884	436,565
Other PDMRs	Date of transaction	Shares allocated or released to PDMR	Price per Share on date of allocation or release	Shares deducted to cover tax liabilities1
R le Blanc - Role Based Pay	15.12.14	128,965	£2.3262	60,614
I McDermott Brown - Role Based Pay	15.12.14	21,494	£2.3262	10,103
B Hoyt - Role Based Pay - JSVP	15.12.14 15.12.14	64,482 82,514	£2.3262 £2.3262	30,307 38,782
V Soranno Keating - Role Based Pay	15.12.14	64,482	£2.3262	30,307
T King - Role Based Pay	15.12.14	267,358	£2.3262	137,877
M Roemer - Role Based Pay	15.12.14	48,362	£2.3262	22,731
A Vaswani - Role Based Pay	15.12.14	96,724	£2.3262	45,461
M Harte - Role Based Pay	15.12.14	64,482	£2.3262	30,307

1    Tax liabilities on the Shares provided were met in cash and the number of Shares actually received by each individual was reduced by an amount equivalent in value as required to meet those tax liabilities.

2 The eight Shares acquired by Frits van Paasschen are in the form of two ADRs each representing four Shares. The price paid per ADR was US $14.87.

3 Includes Shares reinvested by Antony Jenkins' spouse, Amanda Jenkins.

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 207 116 5752	+44 (0) 207 116 4755

Exhibit No. 23

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Barclays plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached:	16 December 2014
6. Date on which issuer notified:	17 December 2014
7. Threshold(s) that is/are crossed or reached:	Below 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares (GB0031348658)	826,520,531	826,520,531			817,520,531		4.96%
ADRs (US06738E2046)	500	2,000			2,000		0.00%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
817,522,531			4.96%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Laura Martin
15. Contact telephone number:	020 7116 2909

Schedule A

As of 16 December 2014

Barclays PLC

The Capital Group Companies, Inc. ("CG") holdings	Numbers of Shares	Percent of Outstanding
	817,522,531	4.961%
Holdings by CG Management Companies and Funds:
- Capital Guardian Trust Company	2,000	0.000%
- Capital Research and Management Company o EuroPacific Growth Fund	817,520,531	4.961%

Exhibit No. 24

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 19 December 2014 relating to GBP 2,500,000 Warrant Linked Securities due February 2021 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS1132007151) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-final-terms/2014/IXS1132007151_F_PC_N.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2014 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 25

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 19 December 2014 relating to 10 Index Linked Warrants due February 2021 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: GB00B8MNL878) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-final-terms/2014/IGB00B8MNL878_F_PC_N.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 6 dated 12 June 2014 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 26

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 23 December 2014 relating to GBP 5,000,000 Equity Index Linked Securities due December 2020 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS1132091353) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-final-terms/2014/IXS1132091353_F_PC_N.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 2 dated 6 June 2014 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 27

22 December 2014

Barclays PLC (the "Company")

Notification of transactions by Director/Persons Discharging Managerial Responsibility ("PDMR"): Disclosure and Transparency Rule 3.1.4R (1)(a)

The Company announces the following transactions by PDMRs in the ordinary shares in the Company (the "Shares"):

1.  The reinvestment of the third interim dividend for the year ended 31 December 2014 in Shares (the "Reinvestment 1") on behalf of PDMRs by an independent nominee, the Barclays Corporate Nominee Arrangement (previously      Appleby Nominees), was notified to the Company on 22 December 2014.

2.  The reinvestment of the third interim dividend for the year ended 31 December 2014 in Shares by the trustee of the Barclays Group Sharepurchase Plan (the "Reinvestment 2"), an HM Revenue and Customs approved all       employee share plan, was notified to the Company on 22 December 2014.

The number of shares received by PDMRs is as follows:

PDMR	Date of transaction	No. of shares received	Share price on date of transaction	Balance of shares
Tushar Morzaria - Reinvestment 1	22.12.14	1,061	£2.330	437,626
Robert Le Blanc - Reinvestment 1 - Reinvestment 2	22.12.14 18.12.14	2,147 2	£2.330 £2.306	-
Irene McDermott Brown - Reinvestment 1	22.12.14	213	£2.330	-
Bob Hoyt - Reinvestment 1	22.12.14	689	£2.330	-
Valerie Soranno Keating - Reinvestment 1	22.12.14	1,558	£2.330	-
Thomas King - Reinvestment 1	22.12.14	2,899	£2.330	-
Mike Roemer - Reinvestment 1	22.12.14	539	£2.330	-
Ashok Vaswani - Reinvestment 1 - Reinvestment 2	22.12.14 18.12.14	3 20	£2.330 £2.306	-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 207 116 5752	+44 (0) 207 116 4755